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                              [DIGICON LETTERHEAD]





                                 March 19, 1996



Securities & Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention: Division of Corporation Finance
           Letty G. Lynn, Branch Chief

         Re: Digicon Inc. Application for Withdrawal of Registration Statement No. 333-01037

Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, Digicon Inc. hereby respectfully requests that the Commission consent to the withdrawal of Registration Statement No. 333-01037.

         This application for withdrawal is based upon late breaking commercial developments which make the pursuit of the proposed underwritten public offering covered by the Registration Statement inadvisable at this time.


                                        Very truly yours,

                                        DIGICON INC.



                                        By: /s/ Richard W. McNairy
                                            ------------------------------------
                                            Richard W. McNairy,
                                            Agent for Service